UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ZYMOGENETICS, INC.

(Name of Subject Company (Issuer))

ZEUS ACQUISITION CORPORATION

(Offeror)

A Wholly Owned Subsidiary of

BRISTOL-MYERS SQUIBB COMPANY

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

98985T109

(CUSIP Number of Class of Securities)

Sandra Leung, Esq.

Senior Vice President, General

Counsel & Corporate Secretary

P. Joseph Campisi, Jr., Esq.

Vice President & Assistant General Counsel

Bristol-Myers Squibb Company

345 Park Avenue

New York, New York 10154

(212) 546-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Fox, Esq.

Daniel Wolf, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Dear Colleague,

I am pleased to announce that we have added another pearl to our String of Pearls assets by entering into a definitive agreement to acquire ZymoGenetics. This acquisition represents our eleventh String of Pearls transaction, and our second largest behind Medarex in terms of purchase price. You can read more about this exciting news in our press release.

ZymoGenetics is a 29-year old biopharmaceutical company in Seattle, Washington, whose scientists are well–known for their work with therapeutic proteins. We began working with ZymoGenetics in 2009 under a String of Pearls agreement to collaborate on the development of pegylated-interferon lambda for the treatment of Hepatitis C. That collaboration gave us a close look at the company’s scientific capabilities and the commercial potential for the Hepatitis C product, and we liked what we saw.

Now with our acquisition of ZymoGenetics, we will have full rights to pegylated-interferon lambda, which builds on our long-standing commitment to virology, plus a multitude of additional opportunities, including:

•	The expansion of our strong biologics capability

•	An FDA-approved specialty surgical product, Recothrom, which is used as a topical hemostat to control moderate bleeding during surgical procedures.

•

Access to seven other early clinical and pre-clinical programs in Oncology and Immunoscience, including the cytokine IL-21 protein currently being tested in an open-label, Phase II clinical study as a potential immunotherapy treatment for metastatic melanoma.

•	Milestone and royalty payments from seven partnered programs in various stages of clinical development with EMD Serono, Inc. — an affiliate of Merck KGaA — and Novo Nordisk.

ZymoGenetics’ pipeline of novel investigational biologics in virology, oncology and immunoscience nicely complements our existing efforts in these therapeutic areas. Couple that with having a cardiovascular medicine already on the market, potential partnership revenue from other investigational biologics, and royalty revenue from out-licensed marketed products and ZymoGenetics offers the balanced portfolio of product assets, talent and scientific capabilities we are looking for in our String of Pearl strategy.

Over the next several weeks as we work to close our deal with ZymoGenetics, we will decide how to specifically integrate ZymoGenetics’ talent, pipeline and commercial assets into our company.

This is an exciting time for us as we continue to successfully deliver on our BioPharma strategy in terms of our financial performance, pipeline and business development. We look forward to building on ZymoGenetics’ assets with our own expertise in the discovery, development and commercialization of medicines in virology, oncology and immunology to help patients prevail over serious diseases.

Regards,

LA